EXHIBIT 11

                    INDEPENDENCE HOLDING COMPANY
                  Computation of Per Share Earnings
              (In Thousands, Except Per Share Amounts)

                             THREE MONTHS ENDED     SIX MONTHS ENDED
                                   JUNE 30,             JUNE 30,
                                2000       1999       2000      1999

INCOME:
  Net income................$  3,457  $   2,712   $  5,815  $  5,155

SHARES:
  Weighted average common
   shares outstanding.......   7,180      7,308      7,180     7,335

BASIC INCOME PER SHARE:
 Net income per share.......$    .48   $    .37   $    .81  $    .70

DILUTED EARNINGS PER SHARE (A)
 USE OF PROCEEDS:
  Assumed exercise of
   options..................$  2,750   $  2,427   $  1,434  $  3,341
  Tax benefit from assumed
   exercise of options......     440        664        425       743
  Repurchase of treasury
   stock at the average
   market price per share of
   $11.81, $11.93, $11.67
   and $12.45, respectively.  (3,190)    (3,091)    (1,859)   (4,084)
  Assumed balance to be
   invested.................$      -  $       -   $      -  $      -

SHARES:
 Weighted average shares
  outstanding...............   7,180      7,308      7,180     7,335
 Shares assumed issued
  for options...............     342        367        230       444
 Treasury stock assumed
  purchased.................    (270)      (259)      (159)     (328)
 Adjusted average shares
  outstanding...............   7,252      7,416      7,251     7,451

DILUTED INCOME PER SHARE:
 Net income per share.......$    .48  $     .37   $    .80  $    .69

(A) Warrants were not assumed to be exercised as the effect would have been anti-dilutive.